Exhibit 1

After all the transactions reported on this Form 4, the Reporting Person is the direct beneficial owner of 1,363,060 shares of Common Stock (including 517,500 restricted shares of Common Stock issued pursuant to the Issuers Amended and Restated Restricted Stock Award Plan). In addition, he is the indirect beneficial owner of 2,778 shares of Common Stock owned by the Trust
Established Under the Urstadt Biddle Properties Inc. Excess Benefits and Deferred Compensation Plan, 2,307 shares of Common Stock owned by the Willing
L. Biddle IRA for the benefit of Mr. Biddle, 5,163 shares of Common Stock owned by the P. T. Biddle (Deceased) IRA for the Benefit of Willing Biddle, 4,475 shares of Common Stock owned beneficially and of record by Catherine U. Biddle, the Reporting Person's wife, 555 shares of Common Stock owned beneficially and of record by the Catherine U. Biddle IRA for the benefit of Catherine U. Biddle, and 1,070 shares of Common Stock owned by the Charles and Phoebe Biddle Trust UAD 12/20/93 for the benefit of the Issue of Willing L. Biddle (the "Biddle Trust"). The Reporting Person and Charles J. Urstadt are the sole trustees of the Biddle Trust.